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                               December 16, 1997




Securities and Exchange Commission
Washington, DC 20549

     Re:  ONTRO, INC. REGISTRATION STATEMENT ON FORM 8A;
          COMMISSION FILE NO. 001-13639

Ladies and Gentlemen

     On behalf of the Registrant we respectfully request to withdraw the Form 8-A Registration Statement filed on their behalf pursuant to Section 12b on November 19, 1997. The Registrant intends to re-file a Form 8-A Registration Statement pursuant to Section 12g, as a result of deciding to apply to have the applicable securities quoted on Nasdaq rather than the American Stock Exchange.

     Please contact me with any comments, questions or concerns.



                                        Very truly yours,

                                        /s/ David A. Fisher

                                        David A. Fisher